SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of 04/22/2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                  Marconi plc


                              RESTRUCTURING UPDATE



                  Update on Current Creditor Voting Intentions

   -Marconi plc today announces positive voting intentions expressed ahead of the scheme creditor meetings to be held on 25 April 2003.

   -John Devaney, Chairman of Marconi plc, said "The current voting intentions are overwhelmingly in favour of the schemes proceeding and we are pleased to see creditors participating in such large numbers. The completion of our financial restructuring is now well within sight."

London - 22 April 2003 - On 18 March 2003 Marconi plc ("plc") (MONI) announced that it had filed with the High Court of Justice of England and Wales (the "Court") proposals in relation to the proposed financial restructuring (the "Restructuring") of plc and its wholly-owned subsidiary Marconi Corporation plc ("Corp").

On 31 March 2003 plc announced that the Court had ordered the convening of separate meetings of scheme creditors of plc ("plc Scheme Creditors") and Corp ("Corp Scheme Creditors") in order to consider and, if thought appropriate, approve the schemes of arrangement in relation to each of plc and Corp (the "Schemes").

To become effective, the Schemes must be approved by a majority in number representing 75 per cent in value of the scheme creditors present and voting (either in person or by proxy) (the "Requisite Majorities") at the respective Scheme meetings. The Corp Scheme is not conditional on the plc Scheme becoming effective. However, the plc Scheme will not become effective unless the Corp Scheme becomes effective.

As part of the arrangements to effect the Restructuring, Corp agreed to provide interim security to its principal lenders, being the syndicate banks (in their capacities as syndicate banks, bilateral lenders to Corp and beneficiaries of guarantees from Corp (in such capacities, "Bank Creditors")) and the holders of the Bonds from time to time (apart from plc's wholly owned subsidiary Ancrane) and the Bond trustees (together, "Secured Bondholders") and Barclays Bank PLC (as the only ESOP derivative bank which committed to support the Restructuring prior to 15 October 2002). The interim security was taken over cash held by Highrose Limited, a special purpose subsidiary of Corp, in accounts held with third party banks (the "Lockbox Accounts"). The interim security arrangements took effect on 13 September 2002 and were amended on 13 December 2002 and 28 March 2003.

The interim security will be released on 24 April 2003 unless a majority in principal amount of the Bank Creditors and Secured Bondholders have determined that the Corp Scheme is not likely to be supported by the Requisite Majorities.

In order to assist the Bank Creditors and Secured Bondholders in determining whether or not the Corp Scheme is likely to be supported by the Requisite Majorities, plc has agreed to provide details of the current voting profile for the Corp Scheme. plc has also agreed to provide details of the current voting profile for the plc Scheme.

The figures set out below represent the current voting intentions as at 9.00am (London time) on 22 April 2003. The voting intentions may change prior to the actual Scheme meetings as new votes may be received and previously expressed intentions may be changed. The lodging of a form of proxy does not prevent a Scheme Creditor from revoking such proxy and delivering a new form of proxy or from attending the relevant scheme meeting and voting in person.

CORP SCHEME

plc has been informed that as at 9.00am (London time) on 22 April 2003, the current voting intention in connection with the Corp Scheme is in excess of 99% by value and in excess of 95% by number, (representing over 1,000 votes) of those who have expressed their voting intention, in favour, representing in excess of 90% by value of total Corp Scheme claims eligible to vote at the meeting.

PLC SCHEME

plc has been informed that as at 9.00am (London time) on 22 April 2003, the current voting intention in connection with the plc Scheme is in excess of 99% by value and in excess of 95% by number, (representing over 1,000 votes) of those who have expressed their voting intention, in favour, representing in excess of 90% by value of total plc Scheme claims eligible to vote at the meeting.

In light of the above voting intentions, it is currently expected that the interim security will be released ahead of the Scheme meetings which are to be held on 25 April 2003.

Ends/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts
Name: David Beck / Joe Kelly           Heather Green
Title: Public Relations                Investor Relations

Phone: +44 (0) 207 306 1771            +44 (0) 207 306 1735

+44 (0) 207 306 1490

joe.kelly@marconi.com                  heather.green@marconi.com






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 04/22/2003